SEC 21002137
SEC Washington
Mail Processing Section
MAR 03 2021
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Floor 7
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rustyn L. Osier, Chief Accounting Officer 949.717.6205 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly, LLP
(Name – *if individual, state last, first, middle name*)

18500 Von Karman Avenue, 10th Floor (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rustyn L Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

B. ARATA
Notary Public - California
Orange County
Commission # 2261037
My Comm. Expires Oct 31, 2022

Signature

Chief Accounting Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

STATEMENT OF FINANCIAL CONDITION

KBS Capital Markets Group, LLC
(a California limited liability company)
As of December 31, 2020
With Report of Independent
Registered Public Accounting Firm

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition
As of December 31, 2020

Contents

bakertilly

Baker Tilly US, LLP
18500 Von Karman Avenue, 10th Flr.
Irvine, CA 92612
United States of America

T: +1 (949) 222-2999
F: +1 (949) 222-2289

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
KBS Capital Markets Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the "Company") as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Baker Tilly US, LLP

BAKER TILLY US, LLP

Irvine, California
February 23, 2021

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

As of December 31, 2020

ASSETS	
Cash and cash equivalents	$ 1,062,405
Prepaid expenses and other assets	144,854
Total assets	$ 1,207,259
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued liabilities	$ 126,007
Accrued compensation	40,082
Total liabilities	166,089
Commitments and contingencies *(Note 5)*	
Member's capital	1,041,170
Total liabilities and member's capital	$ 1,207,259

See notes to financial statements.

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

As of December 31, 2020

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose introducing broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member"). During 2020, the Company wound down its principal operations; however, it will remain an operating entity in order to provide shareholder services to the KBS REITs, as defined below.

During the year ended December 31, 2020, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., and KBS Growth & Income REIT, Inc. (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The offering periods of all KBS REITs had all closed prior to January 1, 2020.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Pursuant to Accounting Standards Update No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date the Statement of Financial Condition is available for issuance. Management has performed its evaluation as of the date of the accompanying Statement of Financial Condition and determined that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

For the year ended December 31, 2020, the Company had an operational cash shortfall of $1,883,477. Management of KBS Capital Markets Group, LLC believes the Member, KBS Holdings, LLC has the intent and ability to continue making capital contributions to the Company for the foreseeable future, sufficient to support the Company's limited operations.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2020. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Accrued Compensation

Accrued compensation is primarily related to paid time off and employee benefits.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition
As of December 31, 2020

2. Summary of Significant Accounting Policies (continued)

Taxes

As a Limited Liability Company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its Statement of Financial Condition, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed in accordance with Accounting Standards Codification 740-10, *Income Taxes* for the tax year ended December 31, 2020.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2020, the Company had net capital of $896,315 which was $885,242 in excess of the required minimum net capital of $11,073 as computed in accordance with Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

The Company's management is responsible for compliance with the exemption provisions and its statements. The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by

3. Regulatory Requirements (continued)

SEC staff. The Company, during the reporting period, (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3).

4. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company did not incur any expense related to the Plan during the year ended December 31, 2020.

5. Commitments and Contingencies

Legal

The Company may be subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

6. Subsequent Events

The Company evaluates subsequent events up until the date the Statement of Financial Condition is available for issuance. As of February 23, 2021, no material subsequent events have occurred.